     Response Biomedical’s RAMP Anthrax Test Certified for Field Use

Certification Process Sponsored by US Department of Homeland Security
And Conducted by AOAC INTERNATIONAL

Vancouver, British Columbia, September 5, 2006 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF), announced today that the Company's RAMP Anthrax Test is the first and only biodetection technology on the market approved for field use by first responders in the United States for the detection of anthrax. This certification is the culmination of an intensive, independent testing program conducted by AOAC INTERNATIONAL and sponsored by the US Department of Homeland Security.

The comprehensive process was initiated in June 2003 by AOAC INTERNATIONAL with funding from the US Department of Homeland Security and the US Department of Defense. A task force to advise on the selection of the methods and design of the studies was formed and included representatives from industry, academia, and many government agencies including DHS, FDA, USDA, CDC, FBI, DoD and CIA. The field-testing phase of the program was recently carried out at the US Army Dugway Proving Ground. Six teams of trained first responders and civil support personnel in Class C personal protective equipment sampled visible powder residues containing 108 washed Bacillus Anthraces spores (sterne strain) on plastic, stainless steel, ceramic tile, wood, rubber, sealed concrete, and food-grade painted wood and analyzed the samples on the RAMP Anthrax Test System. The accuracy for each surface was at least 97% and the overall average was 98.8%.

“AOAC's volunteer consensus based standard setting processes are, by their very nature, difficult and time consuming,” said E. James Bradford, Ph.D., Executive Director, AOAC INTERNATIONAL. “There can be no shortcuts. Throughout this process, I have been impressed with the professionalism and persistence of Response Biomedical's personnel. They have worked very hard, they have played by the rules, and they have truly earned this singular recognition.”

“The Department of Homeland Security is to be commended for commissioning this certification process and AOAC for its diligence in completing this important program,” said Bill Radvak, President and CEO of Response Biomedical. “Most importantly, this certification enables clear and informed purchasing decisions by the first response community which includes military and government agencies, and the more than 1,000 hazardous material teams currently using rapid detection systems that are not certified for field use.”

In Phase 1 of the certification program, completed in November 2004, RAMP was the only system to receive certification as an AOAC Performance Tested Methods(SM) (PTM) and Official Methods of Analysis(SM) (OMA). This certification followed a comprehensive lab-based evaluation of five commercially available rapid biological testing systems. RAMP was demonstrated to reliably detect Bacillus anthracis isolates representing a wide variety of geographic sources and physical variants. Based on its sensitivity and reliability, RAMP was the only system selected to participate in the Phase 2 field-testing program.

About AOAC INTERNATIONAL:
AOAC INTERNATIONAL is a 120 year-old not-for-profit scientific association committed to worldwide confidence in analytical results. With more than 3,700 members, AOAC has global brand recognition. The result of the work of AOAC communities, staff, and network of volunteers are AOAC(R) Official Methods(SM), the "gold standard" of methods accepted and recognized by regulatory agencies and organizations worldwide. In fact, many AOAC methods are specifically required in the enforcement of some state, provincial, municipal, and local laws and many federal food standards worldwide.

AOAC methods are specifically required in the enforcement of some state, provincial, municipal, and local laws and many federal food standards worldwide. AOAC is now working to be a valuable partner to other US government agencies, including the Food and Drug Administration, the U.S. Department of Agriculture, Department of Defense, the Environmental Protection Agency, and the FBI. AOAC is also involved with international organizations including Codex Alimentarius, International Dairy Federation, WHO, WTO and the UN. For more information, please visit www.aoac.org.

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP Platform for clinical and environmental applications. RAMP represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and for laboratory use. The RAMP System consists of a portable fluorescent Reader and single-use, disposable Test Cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP tests are commercially available for the early detection of heart attack and congestive heart failure, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release..

Statements contained in this news release relating to future results, events and expectations, are forward-looking statements within the meaning of Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such statements. Such factors include, among others, those described in the Company's annual report on Form 20-F.

Contact:
Bill Radvak	Brian Korb
President & Chief Executive Officer	Vice-President
Response Biomedical Corporation	The Trout Group LLC
Tel: 604.456.6074	Tel: 212.477.9007 ext. 23
Email: bradvak@responsebio.com	Email: bkorb@troutgroup.com